Pricing Supplement dated August 10, 2009
          to the Product Prospectus Supplement dated February 25, 2009, the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                  $4,772,000

                              Royal Bank of Canada
                              Senior Global Medium-Term Notes, Series C

                              Fixed to Floating Rate Notes, due August 12, 2016



     Royal Bank of Canada is offering the notes described below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated February 25, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                 Royal Bank of Canada ("Royal Bank").

Underwriter:            RBC Capital Markets Corporation

Principal Amount:       $4,772,000

Maturity Date:          August 12, 2016

Initial Interest Rate:  Year 1:    3.00%
                        Year 2:    3.00%
                        Year 3:    3.00%
                        Year 4:    3.00%

Subsequent Interest     Year 5:    Reference Rate + 1.00%, subject to Coupon Cap
Rate                    Year 6:    Reference Rate + 1.00%, subject to Coupon Cap
                        Year 7:    Reference Rate + 1.00%, subject to Coupon Cap

Reference Rate:         3 Month USD LIBOR

Coupon Cap:             6.00%

Type of Note:           Fixed to Floating Rate Notes

Interest Payment        Quarterly, on the 12th day of each February, May,
Dates:                  August, and November, commencing November 12, 2009 and
                        ending on the Maturity Date (whether the Stated Maturity
                        Date or an earlier Redemption Date).

Day Count               The number of calendar days from and including the last
                        interest payment date (or the date of the fixed-to-floating rate note for the initial interest period) to but excluding the next payment date or the maturity date divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12
                        30-day months). The Reference Rate is set 2 business days prior to the start of the Interest Period.

Redemption:             Not Applicable

Call Date(s):           Not Applicable

Survivor's Option:      Upon the death of the beneficial owner of a note, a
                        valid exercise of the survivor's option and the proper tender of that note for repayment, we will repay the note, in whole or in part, at a price equal to 100% of the principal amount of that note plus any accrued and unpaid interest to the payment date, subject to some limitations. "Survivor's Option" below.

Incorporated risk       The notes are subject to the risks set forth under the
factors:                heading "Additional Risks Specific to Your Notes" in the
                        product prospectus supplement.

Minimum                 $1,000 (except for certain non-U.S. investors for whom
Investment:             the minimum investment will be higher)

Denomination:           $1,000 (except for certain non-U.S. investors for whom
                        the denomination will be higher)

Clearance and           DTC global (including through its indirect participants
Settlement:             Euroclear and Clearstream, Luxembourg as described under
                        "Description of Debt Securities -- Ownership and
                        Book-Entry Issuance" in the accompanying prospectus).

CUSIP No:               78008G5R9

Currency:               U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

Terms Incorporated      All of the terms appearing above the item captioned
In the Master Note:     "Listing" on the cover page of this pricing supplement
                        and the terms appearing under the caption "General Terms of the Notes" in the product supplement with respect to notes dated February 25, 2009.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1of the product supplement to read about investment risks relating to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.


                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     $100.00          $4,772,000
Underwriting discounts and commission.................................................     $1.375           $65,615
Proceeds to Royal Bank................................................................     $98.625          $4,706,385


We may use this pricing supplement in the initial sale of a note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement, dated February 25, 2009 the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated February 25, 2009:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465909000396/
     0001214659-09-000396.txt


Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                       Historical Graph of Reference Rate

Historically, the reference rate has experienced significant fluctuations. Any historical upward or downward trend in the reference rate level during any period shown below is not an indication that level of the reference rate is more or less likely to increase or decrease at any time during the term of the Notes. The historical reference rate levels do not give an indication of future levels of the reference rate. Royal Bank cannot make any assurance that the future levels of the reference rate will result in holders of the Notes receiving interest payments at the specified coupon. The reference rate on August 10, 2009 was 0.45875%. The graph below sets forth the historical performance of the reference rate from July 30, 1999 through July 30, 2009.


                                3 Month USD LIBOR
                                  1999 to 2009
                            (1999/06/25 - 2009/06/25)
                                 [CHART OMITTED]



Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

                         U.S. Federal Income Tax Summary

The following discussion supplements and should be read in conjunction with the discussion in the prospectus under the caption "Tax Consequences." To the extent inconsistent, this pricing supplement supersedes the prospectus.
We intend to treat the notes as variable rate debt instruments providing for stated interest at a single fixed rate and one or more qualified floating rates. The following discussion assumes this treatment will be respected for U.S. federal income tax purposes. Under Treasury regulations applicable to such instruments, you generally will be required to account for interest on the notes as described below. You will be required to construct an "equivalent fixed rate debt instrument" for the notes and apply the general rules applicable to debt instruments described under the section of the prospectus entitled "Tax Consequences--Taxation of Debt Securities." The applicable rules require (i) replacing the fixed Initial Interest Rate by a "qualified floating rate" that would preserve the fair market value of the notes, and (ii) determining the "fixed rate substitute" for the floating rate substituted for the Initial Interest Rate and for the Subsequent Interest Rate (generally the value of each rate on the issue date). The equivalent fixed rate debt instrument is the hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the rates on the notes. Under these rules, the equivalent fixed rate debt instrument will have stated interest equal to the fixed rate substitutes. The amount of OID is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is taken into account as if the holder held the equivalent fixed rate debt instrument. Please see the discussion in the prospectus under the section entitled "Tax Consequences--Taxation of Debt Securities--Original Issue Discount" for a discussion of these rules. Since the fixed rate substitute for the initial four years is expected to be higher than the fixed rate substitute for all subsequent periods, you may expect that the notes will bear OID. Finally, you will be required to make appropriate adjustments for interest actually paid on the notes. Qualified stated interest and OID allocable to an accrual period must be increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID for the accrual period. If you require any further information relating to the proper reporting for U.S. federal income tax purposes of items of income in respect of the notes, please contact RBC Capital Markets Corporation toll free at (866) 609 6009. You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.



                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on August 12, 2009, which is the second business day following the Pricing Date (this settlement cycle being referred to as "T+2"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                   $4,772,000


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                Fixed to Floating Rate Notes, Due August 12, 2016